UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 30, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS DISCOVERS NEW MINERALIZATION AT LA BOLSA

July 30, 2009 – Vancouver, British Columbia – Minefinders Corporation Ltd. today announced positive results from the Company’s 2009 drill program at their 100 percent owned La Bolsa property located in Sonora, Mexico.

Step-out drilling has encountered a significant new zone of gold and silver mineralization approximately 200 meters east of the current La Bolsa resource. These initial drill results confirm the presence of high-grade gold and silver mineralization including 6.0 meters containing 12.063 gpt Au and 109.8 gpt Ag (19.7 feet with 0.352 opt gold and 3.20 opt Ag), and 20.5 meters containing 2.099 gpt Au with 35.4 gpt Ag (67.3 ft with .061 opt Au and 1.03 opt Ag). Six of the 19 drill holes completed during the current drill campaign targeted this new area of mineralization. While these results represent a significant expansion of the mineralized zone at La Bolsa, additional drilling is required to assess the extent and full potential of this newly discovered mineralization.  In addition to core drilling in progress, a reverse-circulation drill rig has been mobilized to site to accelerate resource definition and expansion efforts.

Assay results from the newly discovered zone are summarized in Table I.  An additional 13 drill holes were drilled both interior and peripheral to the previously defined mineralized zone and the significant intercepts from this drilling are summarized in Table II.  A map showing the La Bolsa resource area and the new zone of mineralization is being prepared and, when complete, will be available to view on the Company’s website.

Table I:  La Bolsa East Extension Discovery Zone

Drill Hole No.	Section (m)	Intercept (m)	Width in m(1)	Width in ft(1)	Au gpt	Ag gpt	Aueq(2) gpt
LB 68C	600	108 to 133	25	44.3	1.888	31.8	2.418
		includes:	7.25	23.8	4.847	62.4	5.887

LB 78C	570	144.4 to 156.1	11.7	38.4	6.411	60.7	7.423
		Includes:	6.0	19.7	12.063	109.8	13.893
		And 181.0 to 193.2	12.2	40.0	0.732	5.5	0.824

LB 79C	630	103.0 to 109.0	6.0	19.7	0.594	10.5	0.769
		and: 119.0 to 140.0	21.0	68.9	1.027	7.6	1.254
		And 157.0 to 166.5	9.5	31.2	0.309	1.8	0.339
		And 174.0 to 180.0	6.0	19.7	0.585	6.2	0.688

LB 80C	615	32.0	32.0	105.0	0.430	8.25	0.568

LB 82C	630	186.0 to 198.0	12.0	39.4	1.443	12.4	1.649
		Includes:	3.05	10.0	3.135	27.4	3.592
		And 205.5 to 217.5	12.0	39.4	0.756	5.0	0.839

LB 83C	660	126.2 to 152.5	26.3	86.3	0.409	4.7	0.487
		And 172.0 to 178.0	6.0	19.7	0.837	2.6	0.880

(1) Drill widths are down hole intercepts and may not be true widths

(2) “Aueq” is gold and gold equivalent silver. Aueq grades are based on a 60:1 silver to gold ratio.

Table II:  2008-2009 Additional Significant Intercepts:

Drill Hole No.	Section (m)	Intercept (m)	Width in m(1)	Width in ft(1)	Au gpt	Ag gpt	Aueq(2) gpt
LB 66C	510	79.5 to 93.0 mm	13.5	44.3	0.618	14.8	0.864

LB 69C	480-495	15.0 to 34.5	19.5	64.0	0.667	8.74	0.813

LB 70C	390	20.5 to 37.0	16.5	54.1	0.959	7.2	1.079

LB 71C	330	23.5 to 39.5	16.0	52.5	0.926	5.2	1.012

LB 72C	555-570	75.0 to 114.5	39.5	129.6	1.033	24.1	1.435
		Includes:	16.7	54.8	1.487	29.0	1.970

LB 73C	630	6.5 to 24.8	18.3	60.0	0.524	4.5	0.599

LB 81C	675-690	85.15 to 100.75	15.6	51.2	0.715	2.3	0.753

LB 84C	495	112.4 to 121.85	9.45	31.0	0.935	8.3	1.073

(1) Drill widths are down hole intercepts and may not be true widths

(2) “Aueq” is gold and gold equivalent silver. Aueq grades are based on a 60:1 silver to gold ratio.

Drilling results from the 162 drill holes (78 reverse-circulation holes and 84 core holes) completed to date at the La Bolsa property will be incorporated into an updated resource model and reported in a National Instrument 43-101 compliant technical report expected to be filed during the third quarter of this year. This will be the first NI 43-101 compliant resource for the La Bolsa property. The previous La Bolsa resource, reported by the Company on September 15, 1999 (prior to the establishment of Canada’s mineral disclosure guidelines under NI 43-101), estimated 6.0 million tonnes grading 1.0 grams per tonne gold (“gpt”) and 10 gpt silver in the inferred category, based on results from the initial 72 drill holes.

Gold mineralization at La Bolsa occurs within a shallow east-dipping oxidized blanket that is subparallel to topography and approximately 900 meters (3,000 feet) in length and 365 meters (1,200 feet) in width with thicknesses that range from 10 to 50 meters (30 to 165 feet). The recent drilling at La Bolsa has now extended that zone to nearly 600 meters (2,000 feet of width) and this mineralization remains open both down-dip and along strike.

Minefinders has also commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property and expects to have results available in another NI 43-101 compliant technical report by the end of this year. The updated resource will be used as the basis for construction of a reserve block model to be used in the study. The shallow dip of the majority of mineralization in close proximity to the surface and favorable metallurgical characteristics (see news release dated May 21, 2009) suggests a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Quality Control and Assurance

All analyses used for resource assessment are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and have been completed by either Chemex Labs of Vancouver, Canada or Inspectorate Labs of Sparks, Nevada. Samples from drill intervals were comprised of either HQ or NQ core, or down-hole reverse circulation rock chips, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Bolsa project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended March 31, 2009, which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.